GLOBALFOUNDRIES Inc.

TABLE OF CONTENTS

GLOBALFOUNDRIES Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of September 30, 2025 and December 31, 2024
(Unaudited, in millions, except share and per share amounts)

	As of
	September 30 2025	December 31 2024
ASSETS
Current assets:
Cash and cash equivalents	$2,016	$2,192
Marketable securities	1,268	1,194
Receivables, prepayments and other assets	1,397	1,406
Inventories	1,645	1,624
Total current assets	6,326	6,416
Non-current assets:
Property, plant and equipment, net	7,331	7,762
Marketable securities	880	839
Goodwill and intangible assets, net	940	660
Right-of-use assets	490	498
Receivables, prepayments and other assets	376	351
Deferred tax assets	239	188
Other non-current financial assets	126	85
Total non-current assets	10,382	10,383
Total assets	$16,708	$16,799

LIABILITIES AND EQUITY
Current liabilities:
Trade payables and other current liabilities	$1,875	$2,092
Current portion of deferred income from government grants	69	92
Current portion of lease obligations	71	90
Current portion of long-term debt	62	753
Provisions	10	17
Total current liabilities	2,087	3,044
Non-current liabilities
Non-current portion of long-term debt	1,109	1,053
Other non-current liabilities	951	1,022
Non-current portion of lease obligations	421	424
Non-current portion of deferred income from government grants	208	235
Provisions	166	197
Total non-current liabilities	2,855	2,931
Total liabilities	$4,942	$5,975

Equity:
Share capital
Ordinary shares, $0.02 par value, 555,681,705 and 552,912,823 shares issued and outstanding as of September 30, 2025 and December 31, 2024, respectively	$11	$11
Additional paid-in capital	24,169	24,014
Accumulated deficit	(12,580)	(13,266)
Accumulated other comprehensive income	112	17
Equity attributable to the shareholders of GLOBALFOUNDRIES Inc.	11,712	10,776
Non-controlling interests	54	48
Total equity	11,766	10,824
Total liabilities and equity	$16,708	$16,799

The accompanying notes are an integral part of these interim condensed consolidated financial statements

GLOBALFOUNDRIES Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for the Three and Nine Months Ended September 30, 2025 and 2024
(Unaudited, in millions, except per share amounts)

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Net revenue	$1,688	$1,739	$4,961	$4,920
Cost of revenue	1,269	1,325	3,779	3,718
Gross profit	419	414	1,182	1,202
Research and development expenses	124	130	385	375
Selling, general and administrative expenses and other	100	98	255	334
Restructuring charges	—	1	—	6
Operating expenses	224	229	640	715
Income from operations	195	185	542	487
Finance income (expense), net	18	15	49	41
Other income (expense), net	8	(5)	46	(11)
Income before income taxes	221	195	637	517
Income tax (expense) benefit	28	(17)	51	(50)
Net income	$249	$178	$688	$467
Attributable to:
Shareholders of GLOBALFOUNDRIES Inc.	248	177	686	465
Non-controlling interests	1	1	2	2
Net income	$249	$178	$688	$467
Net earnings per share attributable to the equity holders of the Company:
Basic	$0.45	$0.32	$1.24	$0.84
Diluted	$0.44	$0.32	$1.23	$0.83
Weighted average common shares outstanding:
Basic	555	552	555	554
Diluted	559	555	557	557

The accompanying notes are an integral part of these interim condensed consolidated financial statements

GLOBALFOUNDRIES Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
for the Three and Nine Months Ended September 30, 2025 and 2024
(Unaudited, in millions)

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Net income
Attributable to:
Shareholders of GLOBALFOUNDRIES Inc.	$248	$177	$686	$465
Non-controlling interests	1	1	2	2
Net income	$249	$178	$688	$467

Other comprehensive income (loss), net of tax:
Items that may be reclassified subsequently to income:
Foreign exchange fluctuation reserve	$1	$5	$17	$1
Effective portion of changes in the fair value of cash flow hedges	(26)	28	80	8
Fair value gain (loss) on investments measured at fair value through other comprehensive income	1	15	2	11
Total other comprehensive income (loss)	$(24)	$48	$99	$20

Attributable to:
Shareholders of GLOBALFOUNDRIES Inc.	$(24)	$47	$95	$20
Non-controlling interests	—	1	4	—
Total other comprehensive income (loss)	$(24)	$48	$99	$20

Total comprehensive income	$225	$226	$787	$487
Attributable to:
Shareholders of GLOBALFOUNDRIES Inc.	$224	$224	$781	$485
Non-controlling interests	1	2	6	2
Total comprehensive income	$225	$226	$787	$487

The accompanying notes are an integral part of these interim condensed consolidated financial statements

GLOBALFOUNDRIES Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the Nine Months Ended September 30, 2025 and 2024
(Unaudited, in millions)

	Nine Months Ended September 30
	2025	2024
OPERATING ACTIVITIES
Net income	$688	$467
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,001	1,190
Share-based compensation	147	143
Gain on acquisition of joint venture interest	(31)	—
Finance income	(119)	(152)
Finance expense	70	111
Deferred income taxes, net	(90)	66
Gain on disposal of property, plant and equipment	(108)	(63)
Other operating activities	1	—
Change in assets and liabilities, net of acquisitions:
Receivables, prepayments and other assets	72	83
Inventories	(8)	(316)
Trade and other payables	(328)	(295)
Net change in working capital	(264)	(528)
Interest received	111	126
Interest paid	(36)	(78)
Income taxes paid	(13)	(17)
Net cash provided by operating activities	$1,357	$1,265

INVESTING ACTIVITIES
Acquisitions, net of cash acquired	(231)	(69)
Purchases of property, plant and equipment and intangible assets	(514)	(490)
Purchases of equity securities	(65)	—
Purchases of marketable securities	(1,245)	(1,527)
Proceeds from sale of marketable securities	227	54
Proceeds from maturities of marketable securities	918	963
Proceeds from the sale of property plant and equipment and other	163	36
Net cash used in investing activities	$(747)	$(1,033)

FINANCING ACTIVITIES
Net proceeds from borrowings	19	29
Repayments of debt and lease obligations	(808)	(183)
Proceeds from issuance of equity instruments, net of taxes paid	(3)	21
Purchase of treasury stock	—	(200)
Net cash used in financing activities	$(792)	$(333)
Effect of exchange rate changes on cash and cash equivalents	6	—
Net decrease in cash and cash equivalents	$(176)	$(101)
Cash and cash equivalents at the beginning of the period	2,192	2,387
Cash and cash equivalents at the end of the period	$2,016	$2,286

The accompanying notes are an integral part of these interim condensed consolidated financial statements

GLOBALFOUNDRIES Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the Nine Months Ended September 30, 2025 and 2024
(Unaudited, in millions)

	Equity attributable to shareholders of GLOBALFOUNDRIES Inc.
	Ordinary Shares		Additional Paid-In Capital	Accumulated Deficit	Hedging Reserve	Foreign Currency Translation and Investments Reserves	Total	Non-Controlling Interests	Total Equity
	Shares	Amount

December 31, 2023	554	$11	$24,027	$(13,001)	$66	$1	$11,104	$47	$11,151
Proceeds from issuance of equity instruments, net of withholding taxes	3	—	1	—	—	—	1	—	1
Treasury shares	(4)	—	(200)	—	—	—	(200)	—	(200)
Share-based compensation	—	—	143	—	—	—	143	—	143
Net income	—	—	—	465	—	—	465	2	467
Other comprehensive income (loss)	—	—	—	—	8	$12	$20	—	20
September 30, 2024	553	$11	$23,971	$(12,536)	$74	$13	$11,533	$49	$11,582

December 31, 2024	553	$11	$24,014	$(13,266)	$19	$(2)	$10,776	$48	$10,824
Proceeds from issuance of equity instruments, net of withholding taxes	3	—	(3)	—	—	—	(3)	—	(3)
Equity-settled share-based compensation	—	—	11	—	—	—	11	—	11
Share-based compensation	—	—	147	—	—	—	147	—	147
Net income	—	—	—	686	—	—	686	2	688
Other comprehensive income	—	—	—	—	80	15	95	4	99
September 30, 2025	556	$11	$24,169	$(12,580)	$99	$13	$11,712	$54	$11,766
The accompanying notes are an integral part of these interim condensed consolidated financial statements

GLOBALFOUNDRIES Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in millions, except per share amounts or otherwise stated)
Note 1. Corporate Information
Company Operations
GLOBALFOUNDRIES Inc. (“GlobalFoundries”) is an exempted company with limited liability incorporated under the laws of the Cayman Islands. The address of GlobalFoundries’ registered office is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands.
GlobalFoundries and its subsidiaries (together referred to as the “Company”, “GlobalFoundries”, “GF”, “we”, or “us”) is one of the world’s leading semiconductor foundries and offers a full range of mainstream wafer fabrication services and technologies. The Company manufactures a broad range of semiconductor devices, including microprocessors, mobile application processors, baseband processors, network processors, radio frequency modems, microcontrollers and power management units.
Note 2. Basis of Presentation, Summary of Material Accounting Policies and Critical Judgments, Estimates and Assumptions
Statement of Compliance — The interim condensed consolidated financial statements ("interim financial statements") have been prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting ("IAS 34"), as issued by the International Accounting Standards Board ("IASB"). Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) Accounting Standards, as issued by the IASB, have been omitted or condensed. These interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in GlobalFoundries' Annual Report on Form 20-F for the year ended December 31, 2024. The interim financial statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2024 audited consolidated financial statements.
The interim financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IAS 34 as issued by the IASB.
The interim financial statements were authorized by the Audit, Risk and Compliance Committee of GlobalFoundries’ Board of Directors on November 12, 2025, to be issued and subsequent events have been evaluated for their potential effect on the interim financial statements through November 12, 2025.
Summary of Material Accounting Policies and Critical Judgments, Estimates and Assumptions — The summary of material accounting policies and critical judgments, estimates and assumptions adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Company's annual audited consolidated financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2024 except for the additions to the Business Combination accounting policy as described below.
Business Combinations — The Company accounts for its business combinations using the acquisition method of accounting. The purchase price of acquisitions is allocated to the assets, including separately identifiable assets acquired and the liabilities assumed based on their estimated fair value as of the acquisition date. The excess of the purchase price over the estimated fair values of identifiable assets and liabilities is recorded as goodwill. The acquired intangible assets consisting of the trademark, developed technology, in-process research and development and customer relationships are recorded at fair value at the date of acquisition, based on management’s estimates. Acquisition-related expenses are expensed as incurred.
Recent Accounting Pronouncements, Not Adopted:
The Company has not adopted the following new, revised or amended IFRS standards that have been issued by the IASB that are not yet effective:
Classification and Measurement of Financial Instruments (Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures) — The amendments clarify the requirements for the timing of recognition and derecognition of certain financial assets and liabilities, add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion and add new disclosures for certain instruments with contractual terms that can change cash flows. The effective date for adoption of these amendments is annual periods beginning on or after January 1, 2026. The Company does not expect a material impact to the financial statements upon adoption of these amendments.

GLOBALFOUNDRIES Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in millions, except per share amounts or otherwise stated)
Annual Improvements to IFRS Accounting Standards — Volume 11 — These narrow-scope amendments relate to clarifications, simplifications, corrections or changes to improve consistency in the following IFRSs: IFRS 7, Financial Instruments: Disclosures, IFRS 9, Financial Instruments, IFRS 10, Consolidated Financial Instruments and IAS 7, Statement of Cash Flows. The effective date for adoption of these amendments is annual periods beginning on or after January 1, 2026. The Company does not expect a material impact to the financial statements upon adoption of these amendments.
Contracts Referencing Nature-dependent Electricity — Amendments to IFRS 9 and IFRS 7 — These amendments help entities better report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements. The amendments include clarifying the application of the own-use requirements, permitted hedge accounting if these contracts are used as hedging instruments and adding new disclosure requirements to enable investors to understand the effect of these contracts on an entity’s financial performance and cash flows. The amendments are effective for annual periods beginning on or after January 1, 2026. The Company expects these amendments may require certain additional disclosures going forward, but does not expect a material impact to the financial statements upon adoption of these amendments.
IFRS 18, Presentation and Disclosure in Financial Statements ("IFRS 18") — This new standard will replace IAS 1, Presentation of Financial Statements. The key concepts in IFRS 18 relate to the structure of the statement of profit or loss, required disclosures in the financial statements for certain management-defined performance measures and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.
•IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.
•IFRS 18 also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes to the financial statements.
•In addition, narrow-scope amendments have been made to IAS 7, Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.
The effective date for adoption of this standard is annual periods beginning on or after January 1, 2027, and earlier adoption is permitted. Retrospective application is required.
The financial impact is not yet known or reasonably estimable as of the date the accompanying financial statements were authorized for issue. The Company continues to evaluate the impact of the aforementioned standard on its financial position and performance and related applicable periods.
New Legislation — On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was signed into law in the United States, which contained significant tax legislation that is expected to impact the Company. We expect to see a positive impact as a result of an increase to the Advanced Manufacturing Investment Tax Credit ("AMITC") under the CHIPS Act from 25% to 35% beginning in tax year 2026. The OBBBA also allows for immediate deduction of certain research and development costs rather than capitalization and amortization, expands accelerated tax depreciation, and contains various international tax law changes. Due to the non-recognition of net deferred tax assets in the U.S. under IAS 12 and because the Company is subject to CAMT, there is no material financial statement impact in the current period related to the Internal Revenue Code ("IRC") 174 or bonus depreciation changes. The Company anticipates a material change to its income tax disclosures for unrecognized deferred tax assets for the year ending December 31, 2025.

GLOBALFOUNDRIES Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in millions, except per share amounts or otherwise stated)
Note 3. Net Revenue
The following table presents the Company’s revenue disaggregated based on revenue source, timing of revenue recognition and the end markets that we serve, for the three and nine month periods ended September 30, 2025 and 2024. The Company believes these categories best depict the nature and timing of revenue:

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Type of goods and services:
Wafer revenue	$1,491	$1,565	$4,410	$4,421
Non wafer revenue	197	174	551	499
Total	$1,688	$1,739	$4,961	$4,920

Timing of revenue recognition:
Revenue recognized over time	$198	$127	$449	$384
Revenue recognized at a point in time	1,490	1,612	4,512	4,536
Total	$1,688	$1,739	$4,961	$4,920

End Markets:
Smart Mobile Devices	$752	$868	$2,021	$2,310
Communications Infrastructure & Datacenter	175	133	521	407
Home and Industrial IoT	258	308	885	912
Automotive	306	256	983	792
Non wafer revenue and other	197	174	551	499
Total	$1,688	$1,739	$4,961	$4,920
Note 4. Business Combination
On August 13, 2025, the Company completed its acquisition of MIPS Holdings Inc. ("MIPS"). MIPS is a leading provider of computing subsystems for autonomous platforms serving the automotive, industrial, and embedded markets. The acquisition is expected to expand the Company’s portfolio of customizable intellectual property (“IP”) offerings and enhance the Company's ability to differentiate its process technologies through advanced IP and software capabilities.

Details of the purchase consideration:

(in millions)	Amount
Cash	$215
Replacement share-based payment awards	11
Total purchase consideration	$226

The fair value of consideration transferred was determined by the Company as part of the purchase price allocation.

GLOBALFOUNDRIES Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in millions, except per share amounts or otherwise stated)
Assets acquired and liabilities assumed at the date of acquisition are as follows:

(in millions)	Fair value
Assets
Current assets	$6
Other noncurrent assets	7
Trademark	6
Developed technology	39
In-process research and development	44
Customer relationships	49
Liabilities
Trade payables and other current liabilities	(9)
Other noncurrent liabilities	(7)
Net identifiable assets acquired	$135
Add: Goodwill(1)	$91
Net assets acquired	$226
(1) Goodwill is mainly attributable to the workforce, synergies, and expected future growth potential from access to new markets. Goodwill recognized will not be deductible for income tax purposes.

The fair values of certain identifiable assets and liabilities primarily relating to working capital adjustment, including deferred tax liabilities have been determined provisionally and are subject to adjustments as we obtain additional information. Any adjustments to the purchase price allocation will be made as soon as practicable, but no later than one year from the acquisition date.

Note 5. Income taxes
For tax reporting purposes, the Company consolidates its entities under GLOBALFOUNDRIES Inc., a Cayman Islands entity. As a Cayman Islands entity, the Company’s domestic statutory income tax rate is 0.0%. The difference between the Company’s domestic statutory income tax rate and its effective income tax rate reflected in income tax benefit or income tax expense is primarily due to the effect of tax rates and permanent differences in other jurisdictions in which the Company operates. Applicable to tax years beginning in 2025, the Company's effective tax rate is not currently materially impacted by Pillar Two minimum top-up taxes but may be in the future. There is no material financial statement impact in the current period related to the Internal Revenue Code ("IRC") 174 or bonus depreciation changes as it relates to the OBBBA.
The effective tax rate was (12.7)% and 8.7% for the three months ended September 30, 2025 and 2024, respectively, and was (8.0)% and 9.7% for the nine months ended September 30, 2025 and 2024, respectively. The decrease was primarily the result of tax benefits related to exchange rate differences on the base of certain non-monetary assets in Germany and tax benefit from recognition of German deferred tax assets that are no longer contingent, offset by tax expense related primarily to true-up of Singapore incentive tax rates.

GlobalFoundries Inc.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in millions except per share amounts or otherwise stated)
Note 6. Earnings Per Share
Basic earnings per share ("EPS") is based upon the weighted average number of common shares outstanding during the period. Diluted earnings per share is based upon the weighted average number of common shares outstanding during the period, assuming the issuance of common shares for all potentially dilutive common shares outstanding.
The following table sets forth the computation of basic and diluted earnings per share:

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Numerator
Net income attributable to equity shareholders of the Company	$248	$177	$686	$465

Denominator
Basic weighted average ordinary shares outstanding	555	552	555	554
Effect of potentially dilutive shares from employee equity plans	4	3	2	3
Diluted weighted average ordinary shares outstanding	559	555	557	557

Total basic and diluted EPS attributable to equity shareholders:
Basic	$0.45	$0.32	$1.24	$0.84
Diluted	$0.44	$0.32	$1.23	$0.83

GLOBALFOUNDRIES Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in millions, except per share amounts or otherwise stated)
Note 7. Property, Plant and Equipment

	Land and Land Improvements	Building and Leasehold Improvements	Equipment	Computer	Construction in Progress	Total
Cost
As of December 31, 2024	$91	$7,769	$25,248	$458	$214	$33,780
Additions	1	3	13	—	374	391
Acquisitions	—	5	62	—	3	70
Asset retirement cost adjustment	—	(39)	6	—	—	(33)
Transfers from construction in progress	—	23	102	3	(128)	—
Disposals	—	(15)	(1,011)	(3)	(1)	(1,030)
Effect of exchange rate changes	1	8	44	—	1	54
As of September 30, 2025	$93	$7,754	$24,464	$458	$463	$33,232
Net book value as of September 30, 2025	$60	$2,556	$4,240	$22	$453	$7,331

Accumulated Depreciation and Impairment
As of December 31, 2024	$31	$5,038	$20,510	$427	$12	$26,018
Additions	2	170	685	12	—	869
Transfers from construction in progress	—	1	1	—	(2)	—
Disposals	—	(15)	(1,006)	(3)	—	(1,024)
Effect of exchange rate changes	—	4	34	—	—	38
As of September 30, 2025	$33	$5,198	$20,224	$436	$10	$25,901
For the three months ended September 30, 2025 and 2024, depreciation expense of property, plant and equipment was $267 million and $342 million, respectively. For the nine months ended September 30, 2025 and 2024, depreciation expense of property, plant and equipment was $869 million and $1,038 million, respectively.

GLOBALFOUNDRIES Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in millions, except per share amounts or otherwise stated)
Note 8. Receivables, Prepayments and Other Assets

	September 30, 2025	December 31, 2024
Current:
Trade receivables, other than related parties	$725	$906
Other receivables	286	307
Unbilled accounts receivable(1)	81	38
Receivables from government grants	240	133
Other current financial assets and other	65	22
Total	$1,397	$1,406
Non-current:
Unbilled accounts receivable(1)	$18	$—
Advances to suppliers	181	180
Receivables from government grants	58	124
Equity investments	98	25
Other	21	22
Total	$376	$351
(1) Unbilled accounts receivable represents amounts recognized on revenue contracts less associated advances and progress billings. These amounts will be billed in accordance with the agreed-upon contractual terms or rendering services.
The following table summarizes the activity in the Company’s unbilled accounts receivable for the nine months ended September 30, 2025 and for the twelve months ended December 31, 2024, respectively:

	September 30, 2025	December 31, 2024
Balance, beginning of period	$38	$33
Revenue recognized during the period	134	118
Amounts invoiced	(74)	(113)
Other	1	—
Balance, end of period	$99	$38
Note 9. Inventories
Inventories consist of the following:

	September 30, 2025	December 31, 2024
Work in progress	$1,050	$1,088
Raw materials and supplies	677	665
Inventory reserves	(82)	(129)
Total	$1,645	$1,624
For the three months ended September 30, 2025 and 2024, the Company recognized $19 million and $0 million, respectively, within cost of revenue to write down certain inventories to their estimated net realizable value.
For the nine months ended September 30, 2025 and 2024, the Company recognized $41 million and $31 million, respectively, within cost of revenue to write down certain inventories to their estimated net realizable value.
Note 10. Leases
The Company has various lease agreements for certain of its offices, facilities and equipment, with a weighted average remaining lease term of 13.7 years and weighted average discount rate of 4.4% as of September 30, 2025. Leases may include one or more options to renew. Renewal terms are not included in the determination of the lease term unless the renewals are deemed to be reasonably certain at the time of lease commencement. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. All leases were measured under a single criterion with the exception of those with terms not exceeding 12 months and low-value leases.

GLOBALFOUNDRIES Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in millions, except per share amounts or otherwise stated)
The following table outlines the carrying amounts of right-of-use assets:

	September 30, 2025	December 31, 2024
Land and improvements	$61	$63
Building and leasehold improvements and other	429	435
Total	$490	$498
The following table summarizes the depreciation of right-of-use assets:

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Land and improvements	$1	$1	$3	$3
Building and leasehold improvements and other	11	20	34	53
Total	$12	$21	$37	$56
For the three months ended September 30, 2025 and 2024, the additions to right-of-use assets were $5 million and $3 million, respectively. For the nine months ended September 30, 2025 and 2024, the additions to right-of-use assets were $27 million and $214 million, respectively.
For the three months ended September 30, 2025 and 2024, interest expense was $6 million and $5 million, respectively. For the nine months ended September 30, 2025 and 2024, interest expense was $17 million and $20 million, respectively.
For the nine months ended September 30, 2025 and 2024, cash outflow for leases was $80 million and $42 million, respectively.
Note 11. Trade Payables and Other Liabilities

	September 30, 2025	December 31, 2024
Current:
Trade payables	$513	$406
Accrued expenses	412	522
Contract liabilities(1)	558	840
Payables for property, plant and equipment and intangible assets	233	161
Other(2)	159	163
Total	$1,875	$2,092
Non-current:
Payables for intangible assets	175	193
Contract liabilities(1)	697	744
Other(2)	79	85
Total	$951	$1,022
(1)Contract liabilities comprise contractual obligations for payments received in advance of the satisfaction of performance obligations for wafers, as well as NRE services.
(2)Other includes other financial liabilities, due from related parties, earnout liabilities, deferred tax liabilities and advances and deposits.

GLOBALFOUNDRIES Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in millions, except per share amounts or otherwise stated)
The following table presents the activities in contract liabilities as of September 30, 2025 and December 31, 2024

	September 30, 2025	December 31, 2024
Beginning contract liabilities balance	$1,584	$1,983
Cash receipts in advance of satisfaction of performance obligations	501	381
Released to the consolidated statements of operations	(818)	(749)
Other(1)	(12)	(31)
Ending contract liabilities balance	$1,255	$1,584

Current	$558	$840
Non-current	697	744
Total	$1,255	$1,584
(1)Includes $14 million and $18 million primarily due to the unbilled accounts receivable balance applied against the related contract liabilities for a certain customer's non-recurring engineering arrangement as of September 30, 2025 and December 31, 2024, respectively.

Note 12. Long Term Debt
The following table outlines the terms and carrying amounts of the Company’s debt:

Description	Currency	Nominal Interest Rate	Interest Payment Terms	Principal Payment Terms	Year of Maturity	September 30 2025	December 31 2024

USD Term Loan A	USD	SOFR + 2.90%	Quarterly	Semi-Annual	2025	—	586
EUR Term Loan A	EUR	EURIBOR + 2.60%	Quarterly	Semi-Annual	2025	—	78
2019 USD Dresden Equipment Financing	USD	SOFR + 2.25%	Semi-Annual	Semi-Annual	2026	36	36
2020 USD Equipment Financing	USD	SOFR + 1.90%	Quarterly	Quarterly	2025	—	34
2019 EUR Dresden Equipment Financing	EUR	EURIBOR + 2.25%	Semi-Annual	Semi-Annual	2026	16	14
Various	EUR, USD	Various			2026-2033	10	5
Current total						$62	$753

2019 USD Dresden Equipment Financing	USD	SOFR + 2.25%	Semi-Annual	Semi-Annual	2026	18	36
2021 SGD EDB Loan	SGD	1.40%	Semi-Annual	Semi-Annual	2041	1,039	974
Various	EUR, USD	Various			2026-2033	52	43
Non-current total						$1,109	$1,053
Total						$1,171	$1,806
On January 2, 2025, the Company prepaid all of its outstanding loans under the Term Loan A. The total amount of the prepayment was $664 million, comprising all outstanding loans and interest accrued through the date of prepayment. Upon the prepayment, assets pledged as common security under certain of the Company’s senior facilities and the revolving credit facility were irrevocably and unconditionally released in accordance with the terms. The revolving credit facility continues to be available to the Company on an unsecured basis following the release of the common security.

GLOBALFOUNDRIES Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in millions except for per share amount and otherwise stated)
The following table summarizes unutilized credit facilities available to the Company to maintain liquidity to fund operations:

	September 30, 2025	December 31, 2024

Revolving Credit Facility	$1,012	$1,012
Uncommitted Credit Facilities	104	102
Total	$1,116	$1,114
Compliance and Waivers— In September 2025, the Company obtained waivers to certain loan agreements, lease agreements and equipment purchase agreements, pursuant to which the lenders agreed to waive potential automatic events of default due to breach of any sanctions. The breach related to a shipment made in error to a company on the U.S. Bureau of Industry and Security’s Entity List. The September 2025 waivers eliminated the possibility of automatic events of default that would have otherwise existed as of and prior to the date the waivers were obtained.

Note 13. Related Party Disclosures
The total amounts of $0 and $9 million due from related parties as of September 30, 2025 and December 31, 2024, respectively, have been included in receivables, prepayments and other assets. The $4 million and $20 million due to related parties as of September 30, 2025 and December 31, 2024, respectively, have been included in trade and other payables.
Related party balances disclosed in the interim financial statements relate to MDC General Services Holding Company LLC, Mamoura Holdings (US) LLC, and Silicon Manufacturing Partners Pte Ltd. ("SMP"). As of December 31, 2024, we held a 49% interest in SMP, a joint venture with Avago Technologies International Sales Pte. Limited ("Avago Singapore"), and managed all aspects of its manufacturing operations. In the first quarter of 2025, we acquired the remaining 51% of the shares in the share capital of SMP from Avago Singapore, thereby making SMP a wholly-owned subsidiary of GlobalFoundries. Consequently, SMP no longer qualifies as a related party due to this change in ownership structure.
The following table presents the related party transactions included in the interim condensed consolidated statements of operations:

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Purchases from: *
SMP	$—	$11	$—	$36

Other transactions with:
SMP (reimbursement of expenses and contribution of tools)	$—	$13	$—	$40
Mamoura Holdings (US) LLC (consulting service fees)	—	2	1	6
MDC General Services Holding Company LLC (recharge of expenses)	$—	$—	$1	$—
	$—	$15	$2	$46
* Purchases from SMP were primarily comprised of wafers.
Note 14. Commitments and Contingencies
Commitments – The Company enters into several purchase agreements and supplementary agreements with its third-party manufacturers and suppliers for future deliveries of equipment and components. In addition, the Company enters into intellectual property and licensing agreements with third parties. The total future payments under these agreements amounted to $808 million as of September 30, 2025. Purchase commitments of $610 million are due within the next 12 months.

GLOBALFOUNDRIES Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in millions except for per share amount and otherwise stated)
Additionally, the Company obtained letters of credit and bank guarantees to guarantee payments for utility suppliers, foreign statutory payroll related charges, and other purposes. The Company has obtained total facilities of $132 million and $129 million as of September 30, 2025 and December 31, 2024, respectively.
Contingencies – From time to time, the Company is a party to claims that arise in the normal course of business. These claims include allegations of infringement of intellectual property rights of others as well as other claims of liability. In addition, the Company, on a case by case basis, includes intellectual property indemnification provisions in the terms of sale and technology licenses with third parties. The Company is also subject to various taxes in the different jurisdictions in which it operates. These include property, goods and services, and other non-income taxes. The Company accrues costs associated with these matters when they become probable and reasonably estimable. The Company does not believe it is probable that losses associated with these matters beyond those already recognized will be incurred in amounts that would be material to the interim financial statements.
The Company has determined that due to the complexity of calculation of the Advanced Manufacturing Investment Tax Credit ("AMITC") under the Internal Revenue Code Section 48D, and uncertainties regarding compliance with program conditions, it is probable that a portion of AMITC computed and claimed in the United States may be repayable. Management recorded its best estimate of the amount of the AMITC that may be repayable totaling $44 million as of September 30, 2025. The amount of the reserve may change depending on future assessments by tax authorities.
Note 15. Fair Value Measurements
The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:
•Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities.
•Level 2: Inputs other than quoted prices in active markets in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for similar assets or liabilities that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.
•Level 3: Unobservable inputs for which little or no market data exists, therefore requiring management judgment to develop the Company’s own models with estimates and assumptions.
Cash Equivalents – Cash equivalents include investments in government obligation-based money market funds, other money market instruments and interest-bearing deposits with initial or remaining terms of three months or less. The fair value of cash equivalents approximates its carrying value due to the short-term nature of these instruments.

Marketable Securities – Marketable securities utilizing Level 1 and Level 2 inputs include U.S. Treasury Securities, U.S. Government Sponsored Enterprises, floating rate securities, money market mutual funds, corporate debt instruments and other notes, bonds or debt securities issued by non-U.S. sovereign or multilateral entities, as these securities all have quoted prices in active markets.

GLOBALFOUNDRIES Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in millions except for per share amount and otherwise stated)
The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis:

		Quoted Prices Identical Assets / Liabilities	Significant Other Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
December 31, 2024
Assets:
Cash equivalents(1)	$1,174	$1,174	$—	$—
Investments in equity securities(2)	$25	$—	$—	$25
Derivatives(3)	$68	$—	$68	$—
Investments in marketable securities(4)	$2,033	$537	$1,496	$—

Liabilities:
Derivatives(3)	$62	$—	$62	$—

September 30, 2025
Assets:
Cash equivalents(1)	$1,604	$1,604	$—	$—
Investments in equity securities(2)	$98	$—	$—	$98
Derivatives(3)	$191	$—	$191	$—
Investments in marketable securities(4)	$2,149	$591	$1,558	$—

Liabilities:
Derivatives(3)	$30	$—	$30	$—
(1) Included in cash and cash equivalents on the Company’s interim condensed consolidated statements of financial position.
(2)    Included in current and non-current receivables, prepayments and other assets on the Company’s interim condensed consolidated statements of financial position.
(3)    Consists of foreign currency forward contracts, interest rate swaps, cross currency swaps and commodity swaps. Included in other current and non-current financial assets and other current and non-current liabilities on the Company’s interim condensed consolidated statements of financial position.
(4)    Consists of investments in marketable debt securities such as government, agency, and corporate bonds. Included in current and non-current marketable securities on the Company's interim condensed consolidated statements of financial position.
During the nine months ended September 30, 2025, there were no transfers between Level 1, Level 2 or Level 3 fair value measurements. During the nine months ended September 30, 2024, marketable securities with carrying amounts of $646 million, were transferred from Level 1 to Level 2. These transfers occurred as the Company reassessed the market activity of these securities.
Assets Measured and Recorded at Fair Value on a Non-Recurring Basis
Certain assets such as equity method investments, intangible assets and property, plant and equipment, and other non-financial assets, are recorded at fair value only if an impairment or observable price adjustment is recognized in the current period.
Financial Instruments Not Recorded at Fair Value on a Recurring Basis
Financial instruments not recorded at fair value on a recurring basis include grants receivable, loans receivable, lease obligations and the current and non-current portions of the Company’s long-term debt which are measured at amortized cost.
The following shows the carrying amounts and fair values of the Company’s financial liabilities at amortized cost ("FLAC") not recorded at fair value on a recurring basis. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

GLOBALFOUNDRIES Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in millions except for per share amount and otherwise stated)

	September 30, 2025		December 31, 2024
Financial Liabilities	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Other long-term debt	1,171	1,228	1,806	1,736
Estimated fair values of long-term debt are based on quoted prices for similar liabilities for which significant inputs are observable and represent a Level 2 valuation. The fair values are estimated based on the type of loan and maturity. The Company estimates the fair value using market interest rates for debts with similar maturities.
Note 16. Share-Based Compensation
We measure and recognize compensation expense related to share-based transactions, including employee, consultant, and non-employee director share option awards, in our consolidated financial statements based on fair value. The fair value of each award is estimated on the date of grant using the Black-Scholes option pricing model for options, and the Monte Carlo simulation model for the performance share units and a share price at the grant date for the restricted share units. The Black-Scholes model and Monte Carlo model both require management to make certain assumptions of future expectations based on historical and current data. The assumptions include the expected term of the awards, expected volatility, dividend yield and risk-free interest rate. The expected term represents the amount of time that awards granted are expected to be outstanding, based on forecasted exercise behavior. The option pricing model requires the input of highly subjective assumptions, including the estimated fair value of the Company’s stock, expected term of the awards, expected volatility of the price of the Company’s shares, risk free interest rate and the expected dividend yield of ordinary shares. The assumptions used to determine the fair value of the option awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. The Company estimates the expected forfeiture for options utilizing historical data, and only recognizes expense when a defined liquidity event (change in control or IPO) is deemed probable on the number of awards that are expected to vest. After applying a forfeiture estimate during each reporting period for when they are probable of vesting, the Company recognizes expense on a graded attribution basis for each tranche of the award over the period from the grant date to the later of the one-year anniversary of estimated time following a liquidity event or the legal vesting dates.
The Company offers an Employee Stock Purchase Plan which provides eligible employees with an opportunity to purchase our ordinary shares through payroll deductions of up to 10% of their eligible compensation. A participant may purchase a maximum of 2,500 ordinary shares during the purchase period. Amounts deducted and accumulated by the participant are used to purchase ordinary shares at the end of each six-month period, with the Company matching 20% of each employee's contributions on an after-tax basis.
Note 17. Equity
On May 22, 2024, the Company announced a share repurchase of 3.9 million ordinary shares from Mubadala Technology Investment Company ("MTIC"), a majority shareholder, at the price of $50.75 per share, for an aggregate purchase amount of $200 million. We completed the share repurchase on May 28, 2024.
On May 28, 2024, our Board of Directors resolved to cancel the 3.9 million shares.

GLOBALFOUNDRIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Forward-looking Statements
This document includes “forward-looking statements” that reflect our current expectations and views of future events. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and include but are not limited to, statements regarding our financial outlook, future guidance, product development, business strategy and plans, and market trends, opportunities and positioning. These statements are based on current expectations, assumptions, estimates, forecasts, projections and limited information available at the time they are made. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall,” "outlook," "on track" and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are subject to a broad variety of risks and uncertainties, both known and unknown. Any inaccuracy in our assumptions and estimates could affect the realization of the expectations or forecasts in these forward-looking statements. For example, our business could be impacted by geopolitical conditions such as the ongoing political and trade tensions with China and the continuation of conflicts in Ukraine and Israel; ongoing political developments in the United States, and in particular, any political and policy-related changes that may impact our industry and the market generally, such as the imposition of trade controls, tariffs and counter-tariffs between the United States and its trade partners and new legislation, including the One Big Beautiful Bill Act; the market for our products may develop or recover more slowly than expected or than it has in the past; we may fail to achieve the full benefits of our restructuring plan; our operating results may fluctuate more than expected; there may be significant fluctuations in our results of operations and cash flows related to our revenue recognition or otherwise; a network or data security incident that allows unauthorized access to our network or data or our customers’ data could result in a system disruption, loss of data or damage our reputation; we could experience interruptions or performance problems associated with our technology, including a service outage; global economic conditions could deteriorate, including due to rising inflation and any potential recession; the expected benefits of our announced partnerships may fail to materialize; and our expected results and planned expansions and operations may not proceed as planned if funding we expect to receive (including the planned awards under the U.S. CHIPS and Science Act and New York State Green CHIPS) is delayed or withheld for any reason. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results or outcomes to differ materially from those contained in any forward-looking statements we may make. Moreover, we operate in a competitive and rapidly changing market, and new risks may emerge from time to time. You should not rely upon forward-looking statements as predictions of future events. These statements are based on our historical performance and on our current plans, estimates and projections in light of information currently available to us, and therefore you should not place undue reliance on them.
Although we believe that the expectations reflected in our statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances described in the forward-looking statements will be achieved or occur. Moreover, neither we, nor any other person, assumes responsibility for the accuracy and completeness of these statements. Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date such statements are made and should not be construed as statements of fact. Except to the extent required by federal securities laws, we undertake no obligation to update any information or any forward-looking statements as a result of new information, subsequent events or any other circumstances after the date hereof, or to reflect the occurrence of unanticipated events. For a discussion of potential risks and uncertainties, please refer to the risk factors and cautionary statements in our 2024 Annual Report on Form 20-F, current reports on Form 6-K and other reports filed with the Securities and Exchange Commission (SEC). Copies of our SEC filings are available on our Investor Relations website, investors.gf.com, or from the SEC website, www.sec.gov.

GLOBALFOUNDRIES INC.
OPERATING AND FINANCIAL REVIEWS AND PROSPECTS
Overview
GLOBALFOUNDRIES Inc. (“we,” “GF,” or the “Company”) is one of the world’s leading semiconductor foundries. We manufacture complex, essential integrated circuits (“ICs”) that are used in billions of electronic devices across various industries. Our specialized foundry manufacturing processes, extensive library of qualified circuit-building block designs (known as IP titles or IP blocks), and advanced transistor and device technology allow us to serve a wide range of customers, including the global leaders in IC design. We focus on providing optimized solutions for critical applications that drive key secular growth end markets, ensuring function, performance, and power requirements are met. As the only scaled pure-play foundry (defined as a company specializing in producing ICs for other companies with annual foundry revenue exceeding $3 billion) with a global footprint that is not based in China or Taiwan, we offer our customers the advantage of mitigating geopolitical risk and ensuring greater supply chain certainty and security Since our founding in 2009, we have invested over $23 billion to create a global manufacturing footprint with state-of-the-art facilities across three continents. Our differentiated foundry solutions redefine the industry by offering essential chip solutions that empower our customers to develop innovative products for a wide range of applications in diverse markets and bring their products to market quickly and cost effectively.
We focus on essential devices that include digital, analog, mixed-signal, radio frequency (“RF”), ultra-low power and embedded memory solutions that connect, secure and process data, and efficiently power the digital world around us. To meet the needs of our customers, we devote our research and development ("R&D") efforts to a diversified range of differentiated technology platforms in these key categories: Complementary Metal-Oxide Semiconductor (“CMOS”) for both Feature-Rich and Ultra-Low Power, RF, Power and Silicon Photonics (“SiPh”). Specifically, within these categories, our key technology platforms include RF SOI, FDXTM, Fin Field-Effect Transistor (“FinFET”), Bipolar-CMOS-DMOS (“BCD”), BCDLite, Silicon Germanium (“SiGe”) and Gallium Nitride (“GaN”) products.
The principal source of our revenue is wafer fabrication and sales of finished semiconductor wafers, which accounted for approximately 88% and 89% of our net revenue for the three and nine months ended September 30, 2025, respectively. The rest of our net revenue was mainly derived from photomask manufacturing, sourcing services and pre-fab manufacturing services.
Starting in 2023, our business has experienced an industry-wide cyclical downturn that led to weaker demand across several of the end markets within which we operate. Exacerbated by geopolitical conflicts and inflation, this prolonged semiconductor downturn impacted our revenue as customers adjusted their inventory levels to match softer end demand.
At the start of 2025, we saw indications of the bottoming of the cycle, including improving customer inventory levels and recovering consumer demand. This was evidenced by year-over-year revenue growth in two out of four of our key end markets during the three and nine months ended September 30, 2025. However, increased macroeconomic and policy uncertainty driven by tariff announcements have broadened the range of business outcomes across the semiconductor industry. Geopolitical tensions have emphasized for our customers the importance of supply resilience, flexibility and dependability. As a result, we have started to see increased customer interest in accessing our diversified manufacturing capabilities.
Components of Results of Operations
Net Revenue
We generate the majority of our revenue from volume production and sales of finished semiconductor wafers, which are priced on a per-wafer basis for the applicable design. We also generate revenue from engineering and other pre-fabrication services such as non-recurring engineering (“NRE”) services, which include design services, mask production, process qualification, royalties and intellectual property licenses granted to certain customers.
Cost of Revenue
Cost of revenue consists primarily of material expenses, depreciation and amortization, employee-related expenses, restructuring expenses, facility costs and costs of fixed assets, including maintenance and spare parts. Material expenses primarily include the costs of raw wafers, test wafers, photomasks, resists, process gases, process chemicals, other operating supplies and external service costs for wafer manufacturing. Costs related to NRE services are also included within the cost of revenue. As it pertains to inflation and inflationary headwinds we are facing within our business, we have experienced an increase in costs for materials and energy, and we expect these increases to continue to have an adverse impact on our financial results of operations while these economic conditions persist.

GLOBALFOUNDRIES INC.
Depreciation and amortization charges primarily include the depreciation of clean room production equipment. Commencement of depreciation related to construction in progress and property, plant and equipment involves determining when the assets are available for their intended use. Employee-related expenses primarily include employee wages and salaries, social security contributions and benefit costs for operators, maintenance technicians, process engineers, supply chain, IT production, yield improvement and health and safety roles. Facility costs primarily consist of the costs of electricity, water and other utilities and services.
Operating Expenses
Our operating expenses consist of research and development ("R&D"), selling, general and administrative expenses (“SG&A”), and restructuring charges. Personnel costs are the most significant component of our operating expenses, and consist of salaries, benefits, bonuses, share-based compensation and commissions.
Research and Development
Our R&D efforts are focused on developing highly differentiated process technologies and solutions. Our R&D expenses include personnel costs, material costs, software license and intellectual property expenses, facility costs, supplies, professional and consulting fees, and depreciation on equipment used in R&D activities. Our development roadmap includes new platform investments, platform features and extensions, and investments in emerging technology capabilities and solutions. We expense R&D costs as incurred. We believe that continued investment in our technology portfolio is important for our future growth and acquisition of new customers. Based on our current business activities, we expect our R&D as a percentage of revenue to be relatively stable over time as expenses grow in line with increased revenue.
Selling, General and Administrative
SG&A expenses consist primarily of personnel-related costs, including sales commissions to independent sales representatives and professional fees, including costs of accounting, audit, legal, regulatory and tax compliance. Additionally, costs related to advertising, trade shows, corporate marketing, certain contract cancellation fees, gains and losses on tool sales, withholding taxes and allocated overhead costs are also included in SG&A expenses. We expect our SG&A as a percentage of revenue to be relatively stable over time as expenses grow in line with increased revenue.
Restructuring Charges
Restructuring charges primarily relate to reductions in our global workforce, leased workspace and consultants we engage for strategic support of the restructuring.
Other Operating Charges
Finance Income (Expense), net
Finance income (expense), net consists of interest earned on our cash and cash equivalents and marketable securities, net of any interest expense on borrowings, amortization of debt issuance costs under our term loans, revolving credit facility, finance leases and other credit facilities we maintain with various financial institutions.
Other Income (Expense), net
Other income (expense), net consists of our share of profit of our joint venture, one-time gains and losses and other miscellaneous income and expense items unrelated to our core operations. Included are gains and losses relating to hedging activities.
Income Tax Expense (Benefit)
Income tax expense consists primarily of income taxes in jurisdictions in which we conduct business, which mainly include Germany, Singapore and the U.S. federal and state income taxes.

GLOBALFOUNDRIES INC.
A. Results of Operations
Comparison of Three and Nine months ended September 30, 2025 and 2024, (in millions).
The following table sets forth our consolidated statements of operations data for the periods indicated:

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Net revenue	$1,688	$1,739	$4,961	$4,920
Cost of revenue	1,269	1,325	3,779	3,718
Gross profit	419	414	1,182	1,202
Research and development expenses	124	130	385	375
Selling, general and administrative expenses	100	98	255	334
Restructuring charges	—	1	—	6
Operating expenses	224	229	640	715
Income from operations	195	185	542	487
Finance income (expense), net	18	15	49	41
Other income (expense), net	8	(5)	46	(11)
Income before income taxes	221	195	637	517
Income tax (expense) benefit	28	(17)	51	(50)
Net income	$249	$178	$688	$467
Net Revenue

	Three Months Ended September 30				Nine Months Ended September 30
	2025	2024	Change	% Change	2025	2024	Change	% Change

Net revenue	$1,688	$1,739	$(51)	(2.9)%	$4,961	$4,920	$41	0.8%
Net revenue decreased by $51 million, or 2.9%, for the three months ended September 30, 2025, compared to the three months ended September 30, 2024. The decrease from the prior year period was driven by lower average selling prices for certain customers in specific end markets, lower underutilization payments from customers under long term agreements, and changes in the product mix shipped in the period, contributing to a 13% decrease in average selling prices. This was partially offset by an increase in wafer shipment volume, totaling 602 thousand (300mm equivalent), a 9.7% increase from the prior period and by an increase in non-wafer revenue driven by stronger non-recurring engineering services revenue, a 13.2% increase from the prior period.
Net revenue increased by $41 million, or 0.8%, for the nine months ended September 30, 2025, compared to the nine months ended September 30, 2024. The increase was primarily driven by higher wafer shipment volumes totaling 1,726 thousand (300mm equivalent), a 12.9% increase from the prior period and by an increase in non-wafer revenue driven by stronger licensing fee revenue and non-recurring engineering service revenue, a 10.4% increase from prior period. This was offset by lower average selling prices for certain customers in specific end markets, as well as lower underutilization payments from customers under long term agreements, and changes in the product mix shipped in the period, contributing to an 11.7% decrease in average selling prices.

GLOBALFOUNDRIES INC.

End Markets:	Three Months Ended September 30				Nine Months Ended September 30
	2025	2024	Change	% Change	2025	2024	Change	% Change

Smart Mobile Devices	$752	$868	$(116)	(13.4)%	$2,021	$2,310	$(289)	(12.5)%
Communications Infrastructure & Datacenter	175	133	42	31.6%	521	407	114	28.0%
Home and Industrial IoT	258	308	(50)	(16.2)%	885	912	(27)	(3.0)%
Automotive	306	256	50	19.5%	983	792	191	24.1%
Non wafer revenue and other	197	174	23	13.2%	551	499	52	10.4%
Total	$1,688	$1,739	$(51)	(2.9)%	$4,961	$4,920	$41	0.8%
For the three months ended September 30, 2025, two of four end markets experienced growth compared to the three months ended September 30, 2024. Communications, Infrastructure & Datacenter grew 31.6% year-over-year, driven by growth in several areas, including satellite communications and optical networking. The Automotive end market increased 19.5% year-over-year, driven by share gains in auto processing technologies as semiconductor content per vehicle continues to expand. Home and Industrial IoT declined 16.2% year over year, primarily due to a reduction of revenue from wafer shipments to certain Aerospace and Defense customers with end-of-life products. Smart Mobile Devices declined 13.4% year-over-year, which was driven primarily due to lower underutilization payments from customers and pricing adjustments where customers are dual sourced. Additionally, non-wafer revenue increased 13.2% year-over-year, driven by stronger non-recurring engineering services revenue.
For the nine months ended September 30, 2025, two of four end markets experienced growth compared to the nine months ended September 30, 2024. Automotive increased 24.1% year-over-year, driven by continued content expansion and share gains, supported by strong ramps at key customers. Communications, Infrastructure & Datacenter grew 28.0% year-over-year, supported by growth in optical networking and satellite communications. Home and Industrial IoT declined 3.0% year over year, primarily due to a reduction of revenue from wafer shipments to certain A&D customers with end-of-life products. Smart Mobile Devices decreased by 12.5% year-over-year, primarily due to lower underutilization payments from customers and pricing adjustments where customers are dual sourced. Additionally, non-wafer revenue increased 10.4% year-over-year, driven by strength in license activity and non-recurring engineering services revenue.
Cost of Revenue

	Three Months Ended September 30				Nine Months Ended September 30
	2025	2024	Change	% Change	2025	2024	Change	% Change

Cost of revenue	$1,269	$1,325	$(56)	(4.2)%	3,779	3,718	$61	1.6%
Gross margin	24.8%	23.8%	+100bps		23.8%	24.4%	(60)bps
Cost of revenue decreased by $56 million, or 4.2%, for the three months ended September 30, 2025 compared to the three months ended September 30, 2024. The change was driven by $83 million lower depreciation and amortization expense primarily due to some of our manufacturing equipment being fully depreciated. This was partially offset by 9.7% higher shipment volume.
Gross margin increased to 24.8% for the three months ended September 30, 2025 from 23.8% for the three months ended September 30, 2024. The increase of 100 basis points was primarily driven by lower depreciation and amortization expense, partially offset by lower customer underutilization payments.
Cost of revenue increased by $61 million, or 1.6%, for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024. The change was driven by a 12.9% higher shipment volume, offset by lower depreciation and amortization expense.
Gross margin decreased to 23.8% for the nine months ended September 30, 2025 from 24.4% for the nine months ended September 30, 2024. The decrease of 60 basis points was primarily driven by lower customer underutilization payments, partially offset by lower depreciation and amortization expense.

GLOBALFOUNDRIES INC.
Operating Expenses
Research and Development Expenses

	Three Months Ended September 30				Nine Months Ended September 30
	2025	2024	Change	% Change	2025	2024	Change	% Change

Research and development expenses	$124	$130	$(6)	(4.6)%	$385	$375	$10	2.7%
As a % of revenue	7.3%	7.5%			7.8%	7.6%
R&D expense decreased by $6 million, or 4.6%, for the three months ended September 30, 2025 compared to the three months ended September 30, 2024. The decrease was primarily due to $9 million lower R&D portfolio investments, partially offset by $3 million higher share based compensation.
R&D expense increased by $10 million, or 2.7%, for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024. The change was a result of $4 million higher share based compensation, $4 million higher employee-related expenses, and $3 million higher product portfolio investments.
Selling, General and Administrative Expenses

	Three Months Ended September 30				Nine Months Ended September 30
	2025	2024	Change	% Change	2025	2024	Change	% Change
Selling, general and administrative expenses	$100	$98	$2	2.0%	$255	$334	$(79)	(23.7)%
As a % of revenue	5.9%	5.6%			5.1%	6.8%
SG&A expenses increased by $2 million, or 2.0%, for the three months ended September 30, 2025 compared to the three months ended September 30, 2024. The change was primarily driven by an $8 million decrease in advanced manufacturing investment tax credits (“AMITC”), a $6 million increase in depreciation and amortization expense, and $3 million of acquisition-related charges, offset by $15 million in higher tool sales gains.
SG&A expenses decreased by $79 million or 23.7%, for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024. The change was primarily a result of $66 million higher tool sales gains, $17 million lower withholding tax, $13 million lower digital transformation expenses, offset by an increase of $11 million of employee-related expenses and a decrease of $9 million AMITC.
Finance income (expense), net

	Three Months Ended September 30				Nine Months Ended September 30
	2025	2024	Change	% Change	2025	2024	Change	% Change

Finance income (expense), net	$18	$15	$3	20.0%	$49	$41	$8	19.5%
Finance income (expense), net increased by $3 million or 20.0%, for the three months ended September 30, 2025 compared to the three months ended September 30, 2024. The increase was primarily due to $14 million of reduced interest expense due to lower debt balances partially offset by $10 million of lower interest income generated from money market funds and investments in marketable securities.
Finance income (expense), net increased by $8 million or 19.5%, for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024. The increase was primarily due to $40 million of reduced interest expense due to lower debt balances in the first nine months of 2025 compared to the first nine months of 2024. This was partially offset by $32 million lower interest income generated from money market funds and investments in marketable securities.

GLOBALFOUNDRIES INC.
Other income (expense), net

	Three Months Ended September 30				Nine Months Ended September 30
	2025	2024	Change	% Change	2025	2024	Change	% Change

Other income (expense), net	$8	$(5)	$13	260.0%	$46	$(11)	$57	518.2%
Other income (expense), net increased by $13 million or 260%, for the three months ended September 30, 2025 compared to the three months ended September 30, 2024. The increase was primarily driven by $7 million interest income related to an AMITC refund, $7 million gains on fair value changes primarily related to equity securities, offset by $2 million higher foreign exchange currency losses.
Other income (expense), net increased by $57 million or 518.2%, for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024. The increase was primarily due to a $31 million step-acquisition of the remaining equity interest of a joint venture, a nonrecurring gain of $24 million recognized in connection with the liquidation of one of the Company's manufacturing plants and $12 million higher gains on equity investments. This was partially offset by a $9 million contingency loss.
Income Tax (Expense) Benefit

	Three Months Ended September 30				Nine Months Ended September 30
	2025	2024	Change	% Change	2025	2024	Change	% Change
Income tax (expense) benefit	$28	$(17)	$45	264.7%	$51	$(50)	$101	202.0%
Income tax expense decreased by $45 million for the three months ended September 30, 2025 compared to the three months ended September 30, 2024, primarily due to $184 million of tax benefit from recognition of German deferred tax assets that are no longer contingent. This benefit was partially offset by $86 million tax expense from the revaluation of Singapore deferred taxes, $22 million related to Singapore incentive tax rate adjustments and full recognition of Germany statutory taxes, and $27 million in tax expense due to exchange rate impacts on certain non-monetary assets in Germany.
Income tax expense decreased by $101 million for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024, primarily due to $193 million of tax benefit from recognition of German deferred tax assets that are no longer contingent and $49 million tax benefit related to exchange rate changes on the base of certain non-monetary assets in Germany. These favorable impacts were partially offset by $86 million tax expense related to the revaluation of Singapore deferred tax and $50 million tax expense from Singapore incentive tax rate adjustments and full recognition of German statutory taxes without valuation allowance.

GLOBALFOUNDRIES INC.
B. Liquidity and Capital Resources
We have historically financed operations primarily through cash and cash equivalents and marketable securities, as well as cash generated from our business operations, including prepayments under long term agreements ("LTAs"), debt, government grants and advanced manufacturing investment tax credits. As of September 30, 2025, our cash, cash equivalents and marketable securities balances of approximately $4.2 billion included $2.0 billion cash and cash equivalents and approximately $2.2 billion of marketable securities.
As of September 30, 2025 and December 31, 2024, we had an undrawn revolving credit facility of $1.0 billion. In addition to our available revolver, we had $1.2 billion and $1.8 billion of debt outstanding as of September 30, 2025 and December 31, 2024, respectively, which was primarily comprised of multiple term loans in various currencies. Our future capital requirements will depend on many factors, including our revenue growth rate, the timing and amount of payments we receive from customers pursuant to our LTAs and other business arrangements, the timing and extent of spending to support development efforts, the timing and amount of reimbursements we receive under government grants, the introduction of new and enhanced products and solutions, the continuing market adoption of our platform, strategic transactions and our obligations to repay our indebtedness from time to time. We may from time to time seek to raise additional capital to support our growth. As of September 30, 2025, we believe that our existing cash, cash equivalents, marketable securities, credit under our revolving credit facility and expected cash generated from operations are sufficient to meet our capital requirements for at least the next 12 months and beyond.
Cash Flows
The following table shows a summary of our cash flows for the periods presented:

	Nine Months Ended September 30
	2025	2024
Cash provided by operating activities	$1,357	$1,265
Cash used in investing activities	(747)	(1,033)
Cash used in financing activities	(792)	(333)
Effect of exchange rate changes on cash and cash equivalents	6	—
Net decrease in cash and cash equivalents	$(176)	$(101)
Operating Activities
Cash provided by operating activities of $1,357 million increased $92 million for the nine months ended September 30, 2025, compared to $1,265 million for the nine months ended September 30, 2024. The improvement was driven by a $221 million increase in net income, $264 million of higher inflows from working capital and $31 million net cash proceeds for interest and taxes partially offset by higher non cash expenses of $424 million. The change in working capital was primarily a $308 million decrease in cash used for inventory due to inventory builds during 2024 offset by $33 million in higher trade and other payables due to timing. The increase in non-cash adjustments to net income was primarily due to $189 million of lower depreciation and amortization as a result of prior year impairment charges, $156 million of lower deferred income taxes primarily due to the recognition of German net deferred tax assets and foreign currency impacts and $45 million of lower gains on the sales of property, plant and equipment primarily related to tool sales.
Investing Activities
Cash used in investing activities for the nine months ended September 30, 2025 of $747 million decreased $286 million compared to the cash used in investing activities of $1,033 million for the nine months ended September 30, 2024. The decrease was primarily driven by $282 million lower purchases of marketable securities, higher proceeds from sales and maturities of marketable securities of $128 million, and increased proceeds from the sales of property, plant and equipment of $127 million, primarily related to tool sales. This was offset by higher acquisition costs of $162 million, a $65 million increase in purchases of equity securities and $24 million increase in purchases of property, plant and equipment and intangible assets.
Financing Activities
Cash used in financing activities for the nine months ended September 30, 2025 of $792 million increased $459 million compared to the cash used of $333 million for the nine months ended September 30, 2024. The change was primarily attributable to a $664 million prepayment of our Term Loan A, offset by a $200 million reduction in share repurchases.

GLOBALFOUNDRIES INC.
SUPPLEMENTARY RISK FACTOR DISCLOSURE UPDATED FROM GLOBALFOUNDRIES ANNUAL REPORT ON FORM 20-F FILED ON MARCH 20, 2025.
Except for the revised risk factor below, there was no significant change from the information presented in the Risk Factors section of the Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 20, 2025. The revised risk factor below replaces the corresponding risk factor in the Form 20-F in its entirety. Any forward-looking statements included in the descriptions below are based on management’s current judgment
The increasing risk of cyberattacks and other data security breaches requires us to incur significant costs to maintain the security of our networks and data, and, in the event of such breaches, may expose us to liability, adversely affect our operations, damage our reputation, and affect our net revenue and profitability, and our efforts to combat breach and misuse of our systems and unauthorized access to our data may not be successful.

In the ordinary course of our business, we maintain a large amount of sensitive data on our networks, including our and our customers’ intellectual property and proprietary or confidential business information relating to our business and that of our customers and business partners. Our and our service providers’ information technology ("IT") and computer systems store and transmit customer information, trade secrets, corporate data and personal information, and are otherwise essential to the operation of our production lines, which may make us a target for cyberattacks. The secure maintenance of this information is critical to our business and reputation. In addition, our accreditation as a Trusted Foundry by the Defense Microelectronics Activity and our processing of sensitive information has in the past and may continue to make us an attractive and frequent target for attacks by third parties, including industrial or nation-state espionage, organized criminals, and terrorist cyberattacks. Further, we depend on our employees and the employees of our service providers to appropriately handle confidential and sensitive data and deploy our IT resources in a safe and secure manner that does not expose our network systems to security breaches or the loss of data. However, there is always a risk that inadvertent disclosure or actions or internal malfeasance by our employees or those of our service providers could result in a loss of data or a breach or interruption of our IT systems.
As a result of the nature of our business and operations, we have been subject to and will continue to be subject to cyberattacks from various bad actors. Over the past few years, we have identified a few cybersecurity incidents. The incidents were thoroughly investigated, and in each case we concluded that there was no material adverse impact to our business, operations or financial results. While we continue to enhance and strengthen our cybersecurity monitoring and preventative controls, state actors have significant resources at their disposal. There can be no assurance that a third party (including a state actor) will not successfully gain unauthorized access to our systems or that future cyberattacks will not have a material adverse effect on our business, operations, or financial results.
We continue to make significant investments in cybersecurity and data security, as well as other efforts to combat breach and misuse of our systems and unauthorized access to our and our customers’ data by third parties. While we seek to continuously review and assess our cybersecurity policies and procedures to ensure their adequacy and effectiveness, all IT and computer systems are vulnerable to attacks, especially via methods that have not been observed yet or quickly evolve. The risk of security breaches may be higher during times of a natural disaster or pandemic due to remote working arrangements. Also, the development and proliferation of AI/ML in addition to other related technologies, may increase our exposure to cyberattacks and other cybersecurity risks by providing third parties with enhanced capabilities to breach our systems, and may require us to spend additional resources to further strengthen our defenses against such threats. We cannot guarantee that our IT and computer systems which control or maintain vital corporate functions, such as our manufacturing operations and enterprise accounting, would be immune to cyberattacks. In the event of a serious cyberattack, our systems may lose important customer information, trade secrets, corporate data or personal information, or our production lines may be shut down pending the resolution of such an attack.
We employ certain third-party service providers for us and our affiliates worldwide with whom we need to share highly sensitive and confidential information to enable them to provide the relevant services. Some of our third-party service providers have experienced cyberattacks of which we have been made aware.

GLOBALFOUNDRIES INC.
Despite requiring certain third-party service providers to comply with the confidentiality and security requirements in our service agreements with them, there is no assurance that each of them will strictly fulfill any of their obligations or that they will be successful in preventing further cyberattacks. The on-site network systems and the off-site cloud computing networks such as servers maintained by these service providers and/or their contractors are also subject to risks associated with cyberattacks. While we attempt to take prompt action once we are alerted to a cyberattack against one of our third-party service providers and implement steps designed to mitigate associated risks to our systems and data, we may in the future not be made aware of such events in a timely manner or may be unable to successfully sever network connectivity or otherwise limit the risk to our own systems.
If we or our service providers are not able to timely contain, remediate and resolve the respective issues caused by cyberattacks and data breaches, or ensure the integrity and availability of our systems and data (or data belonging to our customers or other third parties) or control of our or our service providers’ IT or computer systems, then such attacks, breaches or failures could:
•disrupt the proper functioning of these networks and systems and, therefore, our operations and/or those of certain of our customers;
•result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of, proprietary, confidential, sensitive or otherwise valuable information of ours, our customers or our employees, including trade secrets, which could be used to compete against us or for disruptive, destructive or otherwise harmful purposes and outcomes;
•result in litigation and governmental investigation and proceedings that could expose us to civil or criminal liabilities;
•compromise national security and other sensitive government functions;
•require significant management attention and resources to remedy the damages that result;
•result in our incurring significant expenses in implementing remedial and improvement measures to enhance our IT network or computer systems;
•result in costs which exceed our insurance coverage and/or indemnification arrangements;
•subject us to claims for contract breach, damages, credits, penalties or termination; and
•damage our reputation with our customers (including the U.S. government) and the general public.
Further, remediation efforts may not be successful and could result in interruptions, delays or cessation of service, unfavorable publicity, damage to our reputation, customer allegations of breach-of-contract, possible litigation, and loss of existing or potential customers that may impede our sales or other critical functions. Additionally, any such attack or unauthorized access may require unplanned spending and resources to focus on correcting the breach and indemnifying the relevant parties and litigation, regulatory investigations, regulatory proceedings, increased insurance premiums, lost revenue, penalties fines and other potential liabilities.
Any of the foregoing factors could materially and adversely affect our results of operations, financial condition, business and prospects.